UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 7, 2018

WESTERN GAS EQUITY PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-35753 (Commission File Number)	46-0967367 (IRS Employer Identification No.)

1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (Address of principal executive office) (Zip Code)

(832) 636-6000 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01 Entry into a Material Definitive Agreement.

Contribution Agreement and Agreement and Plan of Merger

On November 8, 2018, Western Gas Equity Partners, LP (“WGP”), announced that it had entered into a Contribution Agreement and Agreement and Plan of Merger (the “Agreement”), dated as of November 7, 2018, by and among Anadarko Petroleum Corporation (“APC”), Anadarko E&P Onshore LLC (“AE&P”), WGP, Western Gas Equity Holdings, LLC (“WGP GP”), Western Gas Partners, LP (“WES”), Western Gas Holdings, LLC (“WES GP”), Clarity Merger Sub, LLC (“Merger Sub”), WGR Asset Holding Company LLC (“WGRAH”), WGR Operating, LP (“WGRO”), Kerr-McGee Gathering LLC (“KMGG”), Kerr-McGee Worldwide Corporation (“KWC”), APC Midstream Holdings, LLC (“AMH”), and Delaware Basin Midstream, LLC (“DBM”). AE&P and WGRAH, each a subsidiary of APC, are referred to herein as the “Contributing Parties” and individually as a “Contributing Party.” WGRO, KMGG and DBM, each a subsidiary of WES, and WES are referred to herein as the “Recipient Parties” and individually as a “Recipient Party.” APC and KWC are parties to the Agreement for the limited purposes set forth in certain sections thereof and are parties to the Agreement solely to that extent. The Contributing Parties, the Recipient Parties, WGP, WGP GP, WES GP, Merger Sub, AMH, APC and KWC are referred to herein collectively as the “Parties.”

The Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into WES, with WES continuing as the surviving entity (the “Merger”). Pursuant to the Agreement, which has been unanimously approved by the respective boards of directors of WES GP, WGP GP and APC and by the Special Committees of each of WES GP and WGP GP, at the time of the Merger (the “Effective Time”), each WES common unit (each a “WES Common Unit”) issued and outstanding immediately prior to the Merger (other than 50,132,046 WES Common Units or other WES common or general partner units owned by WGP or subsidiaries of WGP or WES GP and 6,375,284 WES Common Units owned by WGRAH) will be converted into the right to receive 1.525 WGP common units (each a “WGP Common Unit”) (the “Merger Consideration”).

The Agreement further provides that, immediately prior to the Effective Time and pursuant to the terms and conditions of the Agreement, (a) the Contributing Parties shall contribute all of their interests in each of Anadarko Wattenberg Oil Complex LLC, Anadarko DJ Oil Pipeline LLC, Anadarko DJ Gas Processing LLC, Wamsutter Pipeline LLC, DBM Oil Services, LLC, Anadarko Pecos Midstream LLC, Anadarko Mi Vida, LLC and APC Water Holdings 1, LLC to certain Recipient Parties in exchange for aggregate consideration of $1.814 billion in cash, minus the outstanding amount payable pursuant to an intercompany note to be assumed in connection with the transaction, and 45,760,201 WES Common Units (the “Contribution”), and (b) AMH shall sell to WES all of its interests in each of Saddlehorn Pipeline Company, LLC, a Delaware limited liability company, and Panola Pipeline Company, LLC, a Texas limited liability company, in exchange for aggregate consideration of $193.9 million in cash (the “Sale,” and together with the Contribution and the Merger, the “Transactions”). In addition, immediately prior to the Effective Time, all outstanding Class C Units of WES shall be converted into WES Common Units on a one-for-one basis and WES and WES GP shall cause the conversion of the incentive distribution rights (“IDRs”) of WES and the conversion of the 2,583,068 general partner units held by WES GP into 105,624,704 WES Common Units and a non-economic general partner interest in WES. In connection with the cash consideration referred to above, WES has obtained, subject to customary closing conditions and negotiation of definitive documentation, committed debt financing for $2.0 billion from Barclays Bank PLC.

The completion of the Transactions is subject to the satisfaction or waiver of customary closing conditions by the Parties including, among others: (1) the completion of each of the Contribution, the Merger and the Sale on the Closing Date (as defined in the Agreement), (2) approval by WES’s unitholders in accordance with applicable law and the WES Partnership Agreement (as defined in the Agreement), (3) there having been obtained any required approval or consent under applicable antitrust law, (4) there being no law or injunction prohibiting the consummation of the Transactions, (5) the effectiveness of a registration statement on Form S-4 and (6) approval for listing of the Merger Consideration on the New York Stock Exchange. In addition, each of the Parties have made certain customary representations and warranties in the Agreement and have also agreed to certain covenants. The representations, warranties and covenants in the Agreement were made solely for the benefit of the Parties; may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the Parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of WGP, WGP GP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in WGP’s public disclosures.

The Agreement contains certain termination rights for each of WES, WGP or APC, including in the event that (a) the Transactions have not been consummated by June 30, 2019, (b) there is any final and nonappealable law, injunction, judgment, ruling or agreement enacted, promulgated, issued, entered, amended, enforced by or entered into with any governmental authority enjoining, restraining, preventing or prohibiting the consummation of the Transactions or (c) if the requisite unitholder approval is not obtained. In addition, WGP may terminate the Agreement in the event that, prior to the time WES unitholder approval is obtained, the WES Special Committee or the WES GP Board (each as defined below) shall have changed its recommendation to unitholders with respect to the Transactions (a “WES Change in Recommendation”). Upon termination of the Agreement by WGP due to a WES Change in Recommendation, WES shall be required to pay WGP a termination fee equal to $60 million.

The foregoing description of the Agreement and the Transactions is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) and incorporated herein by reference.

Relationships

In connection with WES’s entry into the Agreement, the Special Committee (the “WES Special Committee”) of the Board of Directors (the “WES GP Board”) of WES GP, which is a committee comprised of the independent members of the WES GP Board, by unanimous vote, and after retaining independent legal and financial advisors to assist it in evaluating and negotiating the Transactions, in good faith (a) determined that the Agreement and the Transactions, including the Merger, are advisable, fair and reasonable to and in the best interests of WES and its limited partners (excluding WGP, APC and their affiliates), (b) approved the Agreement and the Transactions, including the Merger (the foregoing constituting WES Special Approval (as defined in WES’s Second Amended and Restated Agreement of Limited Partnership, dated as of March 14, 2016, as heretofore amended)) and (c) resolved to recommend to the WES GP Board the approval of the Agreement and the consummation of the Transactions, including the Merger. Upon the receipt of such approvals and recommendation of the WES Special Committee, at a meeting duly called and held, the WES GP Board, by unanimous vote, in good faith (a) determined that the Agreement and the Transactions, including the Merger, are advisable, fair and reasonable to and in the best interests of WES and its limited partners, (b) approved the Agreement and the Transactions, including the Merger, (c) directed that the Agreement be submitted to a vote of WES’s limited partners and (d) resolved to recommend approval of the Agreement and the Transactions, including the Merger, by WES’s limited partners. Pursuant to the Agreement, the WES GP Board or the WES Special Committee may, in response to an Intervening Event (as defined in the Agreement), subject to certain conditions, change its recommendation in favor of the Transactions if it determines in good faith, after consultation with its outside counsel and financial advisors (if any), that failure to take such action would be inconsistent with its duties under applicable laws as modified by the WES Partnership Agreement.

In connection with WGP’s entry into the Agreement, the Special Committee (the “WGP Special Committee”) of the Board of Directors (the “WGP GP Board”) of WGP GP, which is a committee comprised of the independent members of the WGP GP Board, by unanimous vote, and after retaining independent legal and financial advisors to assist it in evaluating and negotiating the Transactions, in good faith (a) determined that the Agreement and the Transactions, including the Merger, are in the best interests of WGP and its limited partners (excluding APC and its affiliates), (b) approved the Agreement and the Transactions, including the Merger and the issuance of the Merger Consideration (as defined in the Agreement) (the foregoing constituting WGP Special Approval (as defined in WGP’s First Amended and Restated Agreement of Limited Partnership, dated as of December 12, 2012, as heretofore amended)) and (c) resolved to recommend to the WGP GP Board the approval of the Agreement and the consummation of the Transactions, including the Merger and the issuance of the Merger Consideration. Upon the receipt of such approvals and recommendation of the WGP Special Committee, at a meeting duly called and held, the WGP GP Board, by unanimous vote, in good faith (a) determined that the Agreement and the Transactions, including the Merger and the issuance of the Merger Consideration, are in the best interests of WGP and its limited partners, and (b) approved the Agreement and the Transactions, including the Merger and the issuance of the Merger Consideration.

WES GP is indirectly controlled by APC, through APC’s control of WGP. As of November 7, 2018, WGP held 50,132,046 WES common units, representing a 29.6% limited partner interest in WES, and, through its ownership of WES GP, WGP indirectly held 2,583,068 general partner units, representing a 1.5% general partner interest in WES, and 100% of the IDRs. As of November 7, 2018, other subsidiaries of APC held 2,011,380 WES common units and 14,045,429 Class C units, representing an aggregate 9.5% limited partner interest in WES.

Item 7.01 Regulation FD.

On November 8, 2018, WGP issued a press release announcing its entry into the Agreement. The full text of this press release is included as Exhibit 99.1 to this Current Report and is incorporated herein by reference. In addition, on November 8, 2018, WGP held a conference call with analysts and investors regarding the Transactions contemplated by the Agreement. A transcript of the conference call is included as Exhibit 99.2 to this Current Report and is incorporated herein by reference. WGP has also posted to its website an investor presentation related to the Transactions that was given during the conference call, which is included as Exhibit 99.3 to this Current Report and is incorporated herein by reference.

The information in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed Transactions, WGP will file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4, which will include a prospectus of WGP and a proxy statement of WES.  WES and WGP also plan to file other documents with the Commission regarding the proposed Transactions. After the registration statement has been declared effective by the Commission, a definitive proxy statement/prospectus will be mailed to the unitholders of WES. INVESTORS AND UNITHOLDERS OF WES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about WES and WGP once such documents are filed with the Commission, through the website maintained by the Commission at http://www.sec.gov. Copies of the documents filed with the Commission by WES and WGP will be available free of charge on their internet website at www.westerngas.com or by contacting their Investor Relations Department at 832-636-6000.

Participants in the Solicitation

WES, WGP, their respective general partners and their respective general partners’ directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of WES in connection with the proposed Transactions. Information about the directors and executive officers of WES is set forth in WES’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Information about the directors and executive officers of WGP is set forth in WGP’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the Transactions will be consummated, are forward-looking statements within the meaning of federal securities laws. WES, WGP and their respective general partners believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to:  the failure of the unitholders of WES to approve the proposed merger; the risk that the conditions to the closing of the proposed Transactions are not satisfied; the risk that regulatory approvals required for the proposed Transactions are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Transactions; uncertainties as to the timing of the proposed Transactions; competitive responses to the proposed Transactions; unexpected costs, charges or expenses resulting from the proposed Transactions; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of the pro forma partnership, following completion of the proposed Transactions; and any changes in general economic and/or industry specific conditions.

WES and WGP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in WES’s and WGP’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Commission filings, which are available at the Commission’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning WES, WGP, the proposed Transactions or other matters attributable to WES and WGP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, WES, WGP and their respective general partners undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of the Exhibit
2.1#	Contribution Agreement and Agreement and Plan of Merger, dated as of November 7, 2018, by and among APC, AE&P, WGP, WGP GP, WES, WES GP, Merger Sub, WGRAH, WGRO, KMGG, KWC, AMH, and DBM.
99.1	Press release, dated as of November 8, 2018.
99.2	Transcript of conference call held on November 8, 2018.
99.3	Investor presentation, dated as of November 8, 2018.

#	Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN GAS EQUITY PARTNERS, LP

		By:	Western Gas Equity Holdings, LLC, its general partner

Dated:	November 8, 2018	By:	/s/ Benjamin M. Fink
Benjamin M. Fink President and Chief Executive Officer

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